FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____         Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------




Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Notice of an Extraordinary General Meeting of Shareholders of TTI Team Telecom International Ltd., to be held on April 1, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          TTI Team Telecom International Ltd.



Date: March 24, 2004                By:   /s/ Israel (Eli) Ofer
                                               -----------------------
                                          Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit           Description
Number            of Exhibit


10.1 Notice of an Extraordinary General Meeting of Shareholders of TTI Team Telecom International Ltd., to be held on April 1, 2004.

                                  EXHIBIT 10.1

[OBJECT OMITTED]



February 26, 2004



Dear Shareholder,

         You are cordially invited to attend the Extraordinary General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Thursday April 1, 2004, at 5:00 p.m. (Israel time), at our executive offices at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

         We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Extraordinary General Meeting.

         Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

         We appreciate your continuing interest in TTI Team Telecom International Ltd.



                                       Very truly yours,

                                       /s/ Shlomo Eisenberg
                                       --------------------
                                       Shlomo Eisenberg
                                       Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.

           NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS



         Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting" or "Extraordinary General Meeting") of TTI Team Telecom International Ltd. (the "Company") will be held on Thursday April 1, 2004, at 5:00 p.m. (Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, for the following purposes:

                   (1) To elect Mr. Doron Zinger to serve as an external
                       director of the Company;

                  (2) To transact such other business as may properly come before the meeting or any adjournment thereof.

         Shareholders of record at the close of business on February 27, 2004, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

         Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

         Shareholders who are unable to attend the Extraordinary General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

                                            By Order of the Board of Directors

                                            /s/ Shlomo Eisenberg
                                            ---------------------
                                            Shlomo Eisenberg
                                            Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              7 Martin Gehl Street
                              Petach Tikva, Israel


                                 PROXY STATEMENT




         This proxy statement is being furnished to the Company's shareholders in connection with the solicitation of proxies by the board of directors for use at the Extraordinary General Meeting of Shareholders to be held on Thursday, April 1, 2004, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about March 5, 2004.

Purpose of the Extraordinary General Meeting

         The agenda of the Extraordinary General Meeting will be as follows:

                  (1) To elect Mr. Doron Zinger to serve as an external director of the Company;

                  (2) To transact such other business as may properly come
                      before the meeting or any adjournment thereof.



         Only holders of record of the ordinary shares, nominal value NIS 0.50 per share, of TTI Team Telecom International Ltd. at the close of business on the meeting record date, February 27, 2004 are entitled to notice of, and to vote at, the Extraordinary General Meeting. The Company had 11,872,052 ordinary shares outstanding on February 25, 2004. Each ordinary share outstanding on the meeting record date will entitle its holder to one vote upon each of the matters to be presented at the Extraordinary General Meeting. A quorum must be present in order for the Extraordinary General Meeting to be held.

         If within one hour from the time established for the commencement of the Extraordinary General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, Thursday, April 8, 2004, at the same time and place or, if the Chairman so determines, with the consent of a majority of the shares represented at the Extraordinary General Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum.

         Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

Proxies

         Proxies for use at the Extraordinary General Meeting are being solicited by the board of directors. Proxies are being mailed to shareholders on or about March 5, 2004, and will be solicited primarily by mail; however, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owner of our ordinary shares.

         All ordinary shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Extraordinary General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Extraordinary General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to our Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Extraordinary General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, Attention: Eli Ofer, Chief Financial Officer.

OWNERSHIP OF TTI TEAM TELECOM INTERNATIONAL LTD. SHARES

         The following table sets forth, as of February 25, 2004, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 10% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

Identity of Person or Group                                                             Amount Owned     Percent(1)


Team Software Industries Ltd. (2)  . . . . . . . . . . . . . . . . . . . . .             5,962,550        50.22%
All directors and executive officers as a group (3)(4) . . . . . . . . . .               6,177,652        52.03%


(1) Based on 11,872,052 ordinary shares outstanding as of February 25, 2004. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2) Team Software Industries Ltd. is a wholly-owned subsidiary of Team Computers and Systems Ltd. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. The principal shareholder of Team Computers is Arad Investments and Industrial Development Ltd., an Israeli company, whose shares are publicly traded on the Tel Aviv Stock Exchange, which, as of February 25, 2004, owned approximately 56.51% of Team Computers' shares. Team Software's and Team Computers' address is 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, 49512.

(3) Includes 5,962,550 ordinary shares owned by Team Software. As of February 25, 2004, Shlomo Eisenberg, Chairman of our board of directors, owned approximately 14.44% of Team Computers' shares directly; Arad, of which Mr. Eisenberg is a member of the controlling group of shareholders and Chairman of the board of directors, owned approximately 56.52% of Team Computers' shares; and Meir Lipshes, a member of our board of directors and our Chief Executive Officer, owned approximately 8.26% of Team Computers' shares. Shlomo Eisenberg and Meir Lipshes are directors of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software. Messrs. Eisenberg and Lipshes disclaim any beneficial interest in our ordinary shares owned by Team Software.

(4) Includes 182,001 ordinary shares issuable upon the exercise of currently-exercisable options granted to directors and executive officers under our employee share option plans (of which options to purchase an aggregate of 70,000 ordinary shares are held by Shlomo Eisenberg and Meir Lipshes), and 28,101 ordinary shares held by Shlomo Eisenberg, as a result of the exercise of options.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

         The agenda of the Extraordinary General Meeting will be as follows:

Item 1 - Election of External Director

         Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 1999 (the "Companies Law") to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.


         The external directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for an additional three years. Other directors are elected annually. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's board of directors must include at least one external director.

         The Company currently has one external director, Mr. Rami Zivony. Mr. Zivony was elected on August 11, 2003 for a three-year term ending in 2006. The term of our second external director, Mr. Zeev Refuah, expired in October 2003. Accordingly, at the Meeting, the shareholders will be asked to elect Mr. Doron Zinger to serve as the Company's second external director for a three-year term ending in 2007. The Company has received a declaration from Mr. Zinger that he fulfills all the qualifications of an external director for the Company under the Companies Law.

         The following information is supplied regarding Doron Zinger and is based upon information furnished by Mr. Zinger:

         Doron Zinger currently operates Zinger Communications, an independent communications consulting company, and is a Venture Partner (Telecommunications) with Giza Venture Capital Fund, a member of the Advisory Board of Iamba Technologies Limited and Main.net communications Ltd, and a member of the Boards of Directors of Cellot Ltd., and V-Secure Technologies (US) Inc.. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide (NASDAQ: "ECIL"), including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales - Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. Degree from The Technion - Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

         The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Mr. Doron Zinger be elected as an external director of the Company, effective immediately."

         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.



Other Matters

         It is not anticipated that there will be presented at the Extraordinary General Meeting any matters other than those on the agenda described above. If any other matters should come before the Extraordinary General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

                                         By Order of the Board of Directors




  Dated: February 27, 2004              /s/ Shlomo Eisenberg
                                        ---------------------
                                        Chairman of the Board of Directors